PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121




SEC MAIL PROCESSING
RECEIVED
OCT 19 2006
WASH, D.C.
210
SECTION

11th October 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 11th October 2006:

"Dua-5X Testing Results"

Yours faithfully



Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release


SEC MAIL PROCESSING
RECEIVED
OCT 1 9 2006
WASH

PREMIER OIL PLC
("Premier" or "the Company")

Dua-5X testing results

Vietnam

Premier Oil is very pleased to announce it has successfully completed testing of well Dua-5X on Block 12E offshore Vietnam. Well Dua-5X discovered multiple gas and oil reservoirs in the southern fault block of the Dua structure. Two reservoir intervals were tested. The primary reservoir target flowed oil at a stable rate of 5,543 barrels of oil per day ("bopd") plus 6.76 million standard cubic feet of gas per day ("MMscfd") through a 128/64" choke. A deeper secondary reservoir flowed at a rate of 247 bopd through a 28/64" choke. Neither zone produced water on test.

Premier Oil, as operator of the Block 12E PSC, will now commence the resource assessment and preparation of a reservoir evaluation report. This is the first step in the commercialisation process.

Immediately prior to drilling the southern fault block, Premier drilled wells Dua-4X and Dua-4X ST1 in the northern fault block of Dua. These wells were step-outs from the 1974 Dua-1X discovery well from which the main reservoir flowed at a rate of 1,500 bopd. Wireline testing of both Dua-4X and Dua-4X ST1 recovered oil samples and pressure data.

Following completion of operations on Dua-5X, Premier will drill the Blackbird prospect to explore a large tilted fault block updip of an old well that encountered very good oil shows.

On completion of a farmout agreement between Premier Oil and Santos, and subject to receipt of the approvals required from the Government of the Socialist Republic of Vietnam, Premier (as operator) will hold a 37.5% interest in Block 12E. The other partners will be Santos (37.5%) and Delek Energy (25%).

Premier's Chief Executive, Simon Lockett, said:

"We are very pleased that the Dua-5X well test result is substantially better than expected. The result confirms our decision to proceed rapidly to development studies."

11 October 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**